Exhibit 19.1
LVS Global Policy

Policy Title:	Securities Trading Policy
Division:	Global	Department:	Legal
Date Created:	July 2020	Approved by:	Las Vegas Sands Corp. Board of Directors
Last Reviewed:	January 2026

GLOBAL POLICY

1POLICY STATEMENT

To describe Company standards concerning the buying and selling of securities of Las Vegas Sands Corp. (“LVSC”) and its subsidiaries (collectively, the “Company”) as well as any other company.

2SCOPE

This Policy applies to the Company’s directors, officers and all other team members, as well as its contractors, consultants and others employed on a seasonal or temporary basis (collectively, “Covered Persons”), and the Related Parties (as defined below) of the foregoing.

Please note that the general prohibitions in this Policy apply to all Covered Persons, while the restrictions set forth in Section 5.C (blackout periods) and Section 5.D (pre-clearance procedures) apply only to Designated Insiders (as defined in Section 5.C).

Please also note that the restrictions described in this Policy apply to your spouse; minor children; anyone else living in your household; partnerships in which you are a general partner; limited liability companies in which you are a managing member; trusts of which you are a trustee; estates of which you are an executor; and any other person or entity that you control or over which you exercise significant influence concerning investment decisions (collectively, “Related Parties”). Covered Persons are expected to be responsible for compliance with this Policy by their Related Parties.

It is also Company policy to comply with applicable securities laws concerning trading in LVSC or Sands China Ltd. (“SCL”) securities on the Company’s behalf.

3 DEFINITIONS

Definitions are provided within the context of this Policy.

4 APPLICATION AND RESPONSIBILITIES

Responsibilities. The common stock of LVSC is publicly traded. The common stock of LVSC’s subsidiary, SCL, is also publicly traded. Trading, or other transactions in, securities (including the common stock) of LVSC and/or SCL while you are aware of material nonpublic information about LVSC and/or SCL (as applicable) is prohibited by the federal securities laws. For purposes of this Policy, references to “trading” or “transactions” in securities include purchases or sales of stock, bonds, options, puts and calls, as well as sales of stock acquired upon the exercise of stock options, gifts, loans, hedging transactions, contributions to a trust and any other transfer of stock, and trades in stock made under an employee benefit plan.

Similarly, trading, or other transactions, in securities of another public company while you are aware of material nonpublic information about such company is prohibited by the federal securities laws. Accordingly, material nonpublic information about such other companies must be treated with the same care required with respect to information related directly to the Company. Examples of “other companies” include:

•our current and prospective tenants, vendors, customers or suppliers;
•any company with which we may be negotiating a major transaction or business combination; or
•any company as to which we have an indirect or direct control relationship or a designee on the board of directors.

Additionally, the disclosure of material nonpublic information to others who then trade in securities of LVSC, SCL or other companies is also prohibited by the federal securities laws, whether or not you derive, or even intend to derive, any profit or other benefit from another’s actions. This practice is called “tipping.”

Note that the federal securities laws also impose liability on companies and other controlling persons who fail to take reasonable steps to prevent insider trading by company employees. We have accordingly adopted preventive policies and procedures covering securities trades by Covered Persons, as further set out in this Policy.

We have adopted this Policy not just to comply with the federal securities laws, but also to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company. We have all worked hard over the years to establish our reputation for integrity and ethical conduct and we want to ensure it continues.

The Consequences. The U.S. Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice, and the U.S. securities exchanges are extremely effective in detecting insider trading. The SEC and the Department of Justice have prosecuted cases involving trading or tipping by employees at all levels of a business, trading or tipping by family members and friends, trading involving offshore accounts, and trading involving only a small amount of stock. The consequences of insider trading violations include:

For individuals who trade on inside information (or tip information to others):

•a civil penalty of up to three times the profit gained or loss avoided; and

•a criminal fine (no matter how small the profit gained or loss avoided) of up to $5 million; and/or
•a jail term of up to twenty years per violation.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

•a civil penalty of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
•a criminal penalty of up to $25 million.

Moreover, if any team member violates this Policy, Company-imposed sanctions, including dismissal for misconduct or cause, could result. Needless to say, any of the above consequences, even an investigation by the SEC that does not result in prosecution, can tarnish the reputation of the Company, its management and the person involved, and irreparably damage a career.

5 REQUIREMENTS OF THE POLICY

A.Securities Trading Information

If a Covered Person has material nonpublic information relating to the Company, it is our policy that neither that person nor any Related Parties:

•may buy or sell securities of LVSC (or, as applicable, SCL) (other than pursuant to a pre-arranged trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 5.E below) or engage in any other action to take advantage of that information; or
•may pass that information on to any person outside the Company or suggest or otherwise recommend that any such person outside the Company buy or sell securities of LVSC or SCL or engage in any other action to take advantage of that information.

This Policy continues to apply after employment with, or service as a director of, the Company ceases, to the extent that a former Covered Person is in possession of material nonpublic information at the time employment or service ceases. In such case, no trading may take place until the information becomes public or ceases to be material. Although the pre-clearance procedures specified below will cease to apply beginning on the day following the date of termination of employment or service, individuals subject to a blackout period at the time of termination of employment or service (as applicable) may not trade in LVS (or, as applicable, SCL) securities until after the end of the blackout period. For the avoidance of doubt, the pre-clearance procedures set forth in this Policy apply to the extent that a Covered Person is on paid leave.

Transactions that otherwise may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) do not constitute cause for an exception to this Policy. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Material Information. “Material information” is any information that a reasonable investor would consider important in a decision to buy, hold or sell stock. In short, it includes any information that could reasonably affect the price of the stock. Either positive or negative information may be material. Common examples of information that will frequently be regarded as material are:

•projections of future earnings or losses, or other guidance concerning earnings;
•the fact that earnings are inconsistent with consensus expectations;
•significant non-routine transactions with controlling shareholders or future changes in their ownership;
•a pending or proposed merger, joint venture, acquisition or tender offer;
•a significant sale/acquisition of assets or the disposition/acquisition of a subsidiary or business unit;
•changes in dividend policies, the declaration of a stock split, the offering of additional securities or implementation of, or changes in the execution of, share repurchase programs;
•changes in senior management or other key employees;
•significant new products or construction or other development projects;
•a significant cybersecurity incident or other significant disruption in the Company’s operations;
•significant legal or regulatory exposure due to a pending or threatened lawsuit or investigation by gaming authorities or other relevant governmental authorities; and
•impending bankruptcy or other financial liquidity problems.

When Information is Public. “Nonpublic” information is information that is not generally known or available to the public. You may not trade on the basis of “material information” that has not been broadly disclosed to the marketplace, such as through a press release or a filing with the SEC, and that the marketplace has not had time to absorb. As a general rule, information should not be considered fully absorbed by the marketplace until two full trading days following the official release of information. Information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. You should presume that information is nonpublic unless you can point to its official release by the Company in a press release or a filing with the SEC.

20-20 Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Tipping Information to Others. Whether the information is proprietary information about the Company or other information that could have an impact on our stock price or the stock price of another company, Covered Persons must not pass on the information to others. Penalties will apply whether or not you derive, or even intend to derive, any profit or other benefit from another’s actions.

Transactions under Company Plans. The trading restrictions in this Policy do not apply to:

•the exercise of employee stock options where no common stock is sold in the market to fund the stock option exercise price or related taxes (i.e., a net exercise or where cash is paid to exercise the stock option);

•the exercise of a tax withholding right pursuant to which you have elected to have the Company withhold shares of stock subject to a stock option to satisfy tax withholding requirements;
•the vesting of restricted stock or the settlement of restricted stock units; and
•the exercise of a tax withholding right pursuant to which you have elected to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or settlement of any restricted stock units.

However, the trading restrictions in this Policy do apply to:
•the sale of common stock received upon exercise of a stock option,
•the sale as part of a broker-assisted cashless exercise of a stock option,
•the market sale for the purpose of raising cash to fund the exercise of a stock option, and
•the market sale of restricted stock or sale of common stock received upon the settlement of restricted stock units.

Gifts of Securities. Gifts of securities may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization. All gifts of LVSC or SCL securities are transactions subject to this Policy and may not be made while the person making the gift is aware of material nonpublic information, and individuals subject to pre-clearance procedures are required to obtain pre-clearance of the gift.

Confidentiality Obligations. The restrictions set forth in this Policy are designed to avoid misuse of material nonpublic information in violation of the securities laws. These restrictions are in addition to, and in no way alter, the general obligations that each Covered Person has to maintain the confidentiality of all confidential or proprietary information concerning the Company and its business, as well as any other confidential information that may be learned in the course of employment with, or service as a director of, the Company. No such information is to be disclosed to any other person in the Company, unless that person has a clear need to know that information, and no such information may be disclosed to any third parties, except as required or otherwise contemplated by your function or position.

Avoiding Selective Disclosure. The Company is required under Regulation FD to avoid the selective disclosure of material nonpublic information to certain types of persons (generally, investors, analysts and other securities market professionals). LVSC’s Board of Directors has established procedures for the release of material nonpublic information, including the designation of LVSC authorized spokespersons, to achieve broad public dissemination of that information in accordance with Regulation FD, via the Company’s Regulation FD Policy. You should ensure that you are familiar with the provisions of the Regulation FD Policy. Please note that the Company has other policies, including the External Communications Policy, that prohibit discussions concerning the Company and its business in Internet chat rooms, on social media or in similar forums, and you should ensure that you are familiar with the provisions of the External Communications Policy as well.

Assistance. Any person who has any questions about this Policy or about specific transactions may contact the Company’s Global General Counsel or Vice President - Senior Associate General Counsel, Securities and Corporate Affairs, Corporate Legal Department. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment and ask before acting if you are unsure.

B.Additional Prohibited Transactions

Because we believe it is improper and inappropriate for any personnel to engage in short-term or speculative transactions involving LVSC or SCL’s securities, it is the policy of the Company that Covered Persons, and their Related Parties, should not engage in any of the following activities with respect to securities of LVSC or SCL:

Short Sales, Puts, Calls or Other Derivatives. Short sales occur when you are selling stock you do not own and borrowing the shares to make delivery. The SEC prohibits officers and directors of a company from selling securities of such company short, and we have expanded this rule to cover all Covered Persons (and their Related Parties). Accordingly, Covered Persons may not engage in short sales of LVSC or SCL securities, and may also not buy or sell puts, calls or other derivatives in respect of securities of LVSC or SCL.

Hedging Transactions. Certain forms of hedging or monetization transactions and financial instruments, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the company’s other shareholders. For this reason, Covered Persons are prohibited from entering into any hedging or monetization transactions involving LVSC or SCL stock.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in LVSC or SCL securities, Covered Persons are prohibited from holding LVSC or SCL securities in a margin account (or if held in such an account, such securities must not be subject to margin sales) and from pledging LVSC or SCL securities as collateral for a loan.

C. Blackout Periods - For Directors, Executive Officers and Certain Other Personnel with Access to LVSC Results

LVSC’s announcement of quarterly financial results has the potential to have a material impact on the market for LVSC’s securities. Therefore, to avoid even the appearance of trading while aware of material nonpublic information, persons who are, or may be expected to be, aware of quarterly financial results will be subject to a quarterly blackout on trading.

Thus, in addition to the general rule that Covered Persons may not effect transactions in LVSC securities on the basis of material nonpublic information until such time as the information becomes public, the following persons, and their Related Parties (collectively, “Designated Insiders”), may not effect any transactions in LVSC securities from two weeks (fourteen (14) calendar days) before the first day of any fiscal quarter until two full trading days following the public release of earnings for the prior fiscal quarter (or prior fiscal year in the case of the fourth fiscal quarter):

•directors and their secretaries and other assistants;
•executive officers and their secretaries and other assistants; and
•team members and contractors, consultants or others employed on a seasonal or temporary basis who have regular access to material nonpublic information or who receive on a regular basis information that could include or relate to the earnings of the Company or to substantial transactions of the Company, and have been notified by the legal or human resources department that they are subject to this Section 5.C.

The blackout period described above may be modified by LVSC at any time. In addition, LVSC may from time to time determine that trading in LVSC’s securities is inappropriate at a time that is outside the regular quarterly blackout period and, accordingly, may impose an event-specific blackout period at any time. For example, a short blackout period may be imposed shortly before issuance of interim earnings guidance or shortly before announcement of material transactions. Those subject to these blackout requirements will receive notice of any modification by LVSC of the blackout period policy or of any prohibition on trading during an event-specific blackout period. Such notice should be treated as material nonpublic information.

Persons subject to the blackout period restrictions who cease their employment with, or service as a director of, the Company during a blackout period will remain subject to the restrictions until the end of such period.

You should be aware that, pursuant to the SCL Securities Trading Code, SCL has its own blackout periods with respect to SCL securities, which may differ from the blackout periods applicable to transactions in LVSC’s securities, and by which Designated Insiders must abide.

D. Pre-Clearance of Securities Trades By Directors, Executive Officers and Certain Other Team Members with Access to Information Concerning Potential Material Developments

To provide assistance in preventing inadvertent violations of the law and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we have implemented the following procedure:

All transactions in securities of LVSC or SCL by the Designated Insiders must be pre-cleared with the Company’s Global General Counsel or Vice President - Senior Associate General Counsel, Securities and Corporate Affairs, Corporate Legal Department; provided, however, that Designated Insiders who are Covered Persons (or Related Parties of Covered Persons) due to their employment with or service to SCL and who are seeking to transact in SCL securities should follow the procedures set out in the SCL Securities Trading Code instead of those set out in this Policy.

Designated Insiders should contact the Global General Counsel or Vice President - Senior Associate General Counsel, Securities and Corporate Affairs, Corporate Legal Department at least three business days in advance of the desired trade date, and may not effect transactions subject to the pre-clearance request unless given clearance to do so. Such clearance, if granted, will be valid only for three business days. If a transaction for which clearance has been granted is not effected (i.e., the trade is not executed) within the three business days following approval, the transaction must again be pre-cleared.

For purposes of the pre-clearance procedures, “transactions in securities” covers purchases or sales of stock, bonds, options, sales of stock acquired upon the exercise of stock options, gifts, loans, contributions to a trust, any other transfer of stock, and trades in stock made under an employee benefit plan.

To the extent that a material event or development affecting the Company remains nonpublic, Designated Insiders will not be given permission to effect transactions in LVSC or SCL securities. Such persons may not be informed of the reason why they may not trade. Any person who is made aware of the reason for an event-specific prohibition on trading should not disclose the reason for the prohibition to third parties, and should avoid disclosing the existence of the prohibition. Caution should be exercised when telling a broker or other person who suggested a trade that the trade cannot be effected at the time.

E. 10b5-1 Plans

The SEC has adopted Rule 10b5-1, which provides an affirmative defense against insider trading liability for trades that are effected pursuant to a pre-arranged trading plan that meets specified conditions. The trading plans must be properly documented and all of the procedural conditions of Rule 10b5-1 must be satisfied to avoid liability.

A Rule 10b5-1 plan allows an insider to trade during blackout periods or while the insider has material nonpublic information by giving control to effect pre-planned transactions in securities to a third party. The insider may not exercise any subsequent influence over how, when or whether to effect sales. In addition to other specified conditions, a Rule 10b5-1 plan must specify in writing in advance the amount of securities to be sold and a price at which and the date on which the securities are to be sold. After adopting a valid Rule 10b5- 1 plan, the insider will have an affirmative defense that a sale under the plan was not made “on the basis of” material nonpublic information.

A Rule 10b5-1 plan may only be entered into or modified when the insider is not in possession of material nonpublic information and may not be entered into or modified during a blackout period. The Company will treat the creation or modification of a pre-planned trading program or arrangement established to meet the requirements of Rule 10b5-1 as a transaction subject to pre-clearance at the time the plan is established or modified.

Designated Insiders should coordinate any such plans or modifications with the Company’s Global General Counsel or Vice President - Senior Associate General Counsel, Securities and Corporate Affairs, Corporate Legal Department and must submit the Rule 10b5-1 plan or proposed modification for approval at least five business days prior to the planned entry into, or modification of, the Rule 10b5-1 plan. In addition, you must notify the Company’s Global General Counsel or Vice President - Senior Associate General Counsel, Securities and Corporate Affairs, Corporate Legal Department prior to terminating a Rule 10b5-1 plan. Frequent modifications or terminations of a trading plan may jeopardize the availability of the affirmative defense provided by such plans.

Pursuant to Rule 10b5-1, a Rule 10b5-1 plan must comply with the following additional requirements:
Cooling-Off Period. If you are a Section 16 Insider (as defined in Section 5.F), your plan cannot permit transactions in securities of LVSC or SCL until the later of (i) 90 days after the adoption or modification of the plan or (ii) two business days following LVSC’s filing of the Form 10-Q or Form 10-K for the quarter in which the plan was adopted or modified, for a maximum of 120 days after the adoption or modification of the plan.
If you are not a Section 16 Insider, your plan cannot permit transactions in securities of LVSC or SCL until 30 days after the adoption or modification of the plan.
Section 16 Insider Representations. If you are a Section 16 Insider, when you enter into or modify a plan, you must include a representation that, on the date of adoption of the plan, you are not aware of material nonpublic information and you are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Rule 10b-5.
No Multiple, Overlapping Plans. You may not have more than one plan in effect for transactions in securities of LVSC or SCL. This prohibition does not apply to plans authorizing an agent to sell only enough securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as on the vesting and settlement of restricted stock units (“sell-to-cover”), provided that you do not control the timing of such sales.
You also may maintain two separate plans for transactions in securities of LVSC or SCL if trading under the later-commencing plan is not authorized to begin until after all trades under the earlier-commencing plan are completed or expire without execution. If you terminate the first plan early, however, the first trade under the later-commencing plan must not be scheduled to occur until after the applicable cooling-off period described above following the termination of the earlier plan.
Limits on Single-Trade Plans. In any 12-month period, you may not enter into more than one “single-trade” plan (one designed to effect the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction). This prohibition does not apply to plans authorizing sell-to-cover transactions, provided that you do not control the timing of such sales.
Form 4 Reporting. For Section 16 Insiders (as defined in Section 5.F), each transaction effected under a Rule 10b5-1 plan does not need to be pre-cleared. However, it must be reported on a Form 4 (within two business days from the date of execution). Transactions effected pursuant to a properly established Rule 10b5-1 plan will not be subject to blackout periods.

F. Additional Reporting Requirements

Section 16 of the Exchange Act generally requires directors, executive officers and certain other officers of LVSC (the “Section 16 Insiders”) to disgorge to LVSC any profit realized from any purchase and sale, or any sale and purchase, of equity securities of LVSC within any 6-month period, irrespective of the intention of such Section 16 Insider when he or she entered into the transactions, subject to certain exceptions. In addition, Section 16 of the Exchange Act also requires Section 16 Insiders to file certain information with respect to their beneficial ownership of equity securities.

You should contact the Company’s Global General Counsel or Vice President - Senior Associate General Counsel, Securities and Corporate Affairs, Corporate Legal Department if you need to confirm whether you are a Section 16 Insider and to receive additional information with respect to your obligations as a Section 16 Insider.

6 POLICY EXCEPTIONS

There are no exceptions to this Policy.

7 OWNERSHIP

This Policy is owned by the Vice President - Senior Associate General Counsel, Securities and Corporate Affairs, Corporate Legal Department.

Links to Resources, Forms, and Supplemental Information

Questions? Contact:

Legal Department

Corporate Global	Global General Counsel

Vice President - Senior Associate General Counsel, Securities and Corporate Affairs